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                                                                       EXHIBIT B



     The follow resolution was adopted by unanimous written consent of the Board of Directors of LF Real Estate Investors Company, a Cayman Islands exempted company, as of December 15, 1998 in connection with acquisition of the
     Warrants:



         FURTHER RESOLVED, that (i) Robert P. Freeman, a Director of the Corporation, or any other Director of the Corporation (each, an "Authorized Person"), be, and hereby is, authorized, empowered and directed on behalf of the Partnership and the Corporation to do and perform, all such further acts and things and sign all such further documents and certificates and take all such other steps deemed by him to be necessary or appropriate, to effectuate and facilitate the intent of the foregoing resolution, including, without limitation, but subject to the limitations described in the Proposal, negotiating, executing and delivering all documents (with such additions or modifications thereto as any Authorized Person shall deem necessary or appropriate) effectuating, evidencing, securing or otherwise relating to the Transactions (as defined in the Proposal) and take such other actions as he may deem necessary or appropriate to effectuate and facilitate the Transactions; and (ii) Douglas N. Wells, as an authorized signatory for the Corporation, be, and hereby is, authorized to execute and deliver all documents (with such additions or modifications thereto as any Authorized Person shall deem necessary or appropriate) evidencing, securing or otherwise relating to the Proposal as any Authorized Person may deem necessary or appropriate to effectuate and facilitate the Proposal, the execution by such authorized signatory of any instrument or document shall conclusively establish his authority therefor and the approval thereof by an Authorized Person